FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2003

CDG Investments Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDG Investments Inc.

(Registrant)

Date September 29, 2003

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

CDG INVESTMENTS INC.

500, 926 – 5TH Avenue S.W.,

500, 926 – 5TH Avenue S.W.,

Calgary, Alberta, T2P 0N7

Calgary, Alberta, T2P 0N7

Phone: (403) 269-6753

Phone: (403) 233-7898

www.tylerresources.com

www.cdginvestments.ca

TSX VENTURE SYMBOL: TYS

OTCBB SYMBOL: CDGEF

12g3-2(b) File No. 82-3881

20-F SEC Approved

NEWS RELEASE 03-05

NEWS RELEASE 03-07

For Further Information Contact:

James Devonshire or Jean Pierre Jutras

at 1-403-269-6753

BAHUERACHI UNDERGROUND COPPER-GOLD SAMPLING PROGRAM

Calgary, Alberta-Tyler Resources Inc. (“Tyler”) as Operator of the Bahuerachi Joint Venture with CDG Investments Inc. (“CDG”) is pleased to announce the results of it’s latest underground sampling program at the Bahuerachi copper-gold porphyry project, Chihuahua state, Mexico.  The program focused on providing data at depth in order to create a representative section through the system in an area that could be accessed using an historical adit (ref; NR June and August 2003).

Interpretation of the sampling results show good grades of copper in the initial part of the section, with increasing grades of copper, silver and gold over the last 5 meters sampled, where sampling had to be stopped in mineralization due to a partial adit collapse.  The last two 1 meter sampling intervals in the section graded 0.51% copper, 0.14 g/t gold, 17 g/t silver and 0.37% copper, 0.22 g/t gold and 35.9 g/t silver respectively.  The increasing grades of base and precious metals are consistent both with geological observations and with previous surface sampling results.  It was observed at surface that the eastern margin of the intrusion, although also copper bearing, had a significantly lower gold and silver content than the western edge of the intrusive complex and its related endo and exoskarns. Results of the sampling showed copper values ranging from <.01% to 0.84%, gold from <.01 g/t to 0.22 g/t, silver from <1.0 to 35.9 g/t and zinc from <.01 to 0.29% and include the following minimum interpreted true widths and weighted average grades:

Interval (from-to, meters)	Length (m)	Geology	Grade Cu (%)	Grade Ag (g/t)
0-38	38	Sediments	Not sampled	Not sampled
38-114	76	Sediments/dykes	Anomalous
114-126	12	Sediments/QFP*	0.26	3.54
126-129	3	Andesite dyke	<0.1
129-190	61	QFP*	0.26	4.29
INCLUDING
140-159	19	QFP*	0.39	4.14
177-190	13	QFP*	0.35	9.04

*= Quartz Feldspar Porphyry, main intrusive unit, some local post-mineral dykes.

These results have dramatically enhanced the potential of the Property to host a bulk mineable intrusion-hosted deposit.  Projection of the sample intervals and geology can be viewed in the attached cross section. The section encompasses surface and underground results to date in a simplified sketch of the geological context across this mapping/sampling interval.  A slide presentation of the 2003 Underground Program can be viewed at www.tylerresources.com under the 2003 Underground Program Update.

News Release Dated September 29, 2003

Further work on the Property will have to consist of a drill program that will allow for the definition of the extent of copper and precious metal grades across the system in order to define potential grades along the full length of the 1,400 meter mineralized intrusive system as outlined at surface to date.

All assays were performed by ICP at ALS-Chemex labs of Vancouver, with gold done using standard fire assay methods.  A suite of satisfactory checks on both initial samples as well as field splits were also run with both ICP and additional total acid digestion, fusion and XRF determination to ensure that metals were reporting correctly using the standard digestion and analysis methods. The full set of checked assay data was delivered by Mr. Keith McCandlish, P.Geol., of Associated Mining Consultants Ltd. of Calgary to Tyler Resources.  The Qualified Person responsible for the design, implementation and supervision of the field program as well as the preparation of this exploration update was Jean-Pierre Jutras, P.Geol.

TYLER RESOURCES INC.

CDG INVESTMENTS INC.

“Jean Pierre Jutras”

“James Devonshire”

Jean Pierre Jutras

James Devonshire

President and Director

President and Director

No Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Tyler Resources Inc. or CDG Investments Inc.  These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts.  There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements.  These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice.  The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.